UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65129/August 15, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14423

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| | | |
|---|---|---|
| In the Matter of | : | |
| | : | |
| SAMARITAN PHARMACEUTICALS, INC., | : | |
| SEAENA, INC., | : | |
| SEIRIOS INTERNATIONAL, INC. | : | |
| (F/K/A EXACTLY SPORTSWEAR, INC.), | : | ORDER MAKING |
| SENTO CORP., | : | FINDINGS AND REVOKING |
| SHOE PAVILION, INC., | : | REGISTRATIONS BY |
| SILVER EAGLE RESOURCES LTD. | : | DEFAULT AS TO FIVE |
| (N/K/A MERCATOR MINERALS LTD.), | : | RESPONDENTS |
| SIMEX TECHNOLOGIES, INC. | : | |
| (N/K/A CT HOLDINGS, INC.), and | : | |
| SOLA RESOURCE CORP. | : | |
| (N/K/A CANCANA RESOURCES CORP.) | : | |

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The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on June 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP by June 20, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due July 5, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, only Respondent Silver Eagle Resources Ltd. (n/k/a Mercator Minerals Ltd.) (Silver Eagle) has filed an Answer.[1] A prehearing conference was held on July 19, 2011, attended by the Division and Silver Eagle.

Samaritan Pharmaceuticals, Inc. (Samaritan), Seaena, Inc. (Seaena), Seirios International, Inc. (f/k/a Exactly Sportswear, Inc.) (Seirios), Sento Corp. (Sento), and Shoe Pavilion, Inc. (Shoe Pavilion) (collectively, Respondents), are in default for failing to file Answers to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

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[1] The proceeding is still pending as to Silver Eagle. The proceeding has ended as to Respondents Simex Technologies, Inc. (n/k/a CT Holdings, Inc.) and Sola Resource Corp. (n/k/a Cancana Resources Corp.). See Samaritan Pharmaceuticals, Inc., Exchange Act Release Nos. 34-64866 (July 13, 2011) and 64951 (July 25, 2011), respectively.

Samaritan (CIK No. 1057377) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Samaritan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of over $6.2 million for the prior twelve months. As of June 2, 2011, the company's stock (symbol "SPHC") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Seaena (CIK No. 1091356) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Seaena is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $1.13 million for the prior six months. As of June 2, 2011, the company's stock (symbol "SEAI") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Seirios (CIK No. 1038662) is a California corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Seirios is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 1995, which reported a net loss of over $1.5 million for the prior nine months. As of June 2, 2011, the company's stock (symbol "SRIN") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sento (CIK No. 4317) is an expired Utah corporation located in Orem, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sento is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2006, which reported a net loss of over $7 million for the prior nine months. As of June 2, 2011, the company's stock (symbol "SNTO") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Shoe Pavilion (CIK No. 1051009) is a void Delaware corporation located in Sherman Oaks, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Shoe Pavilion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 29, 2008, which reported a net loss of over $6.2 million for the prior thirteen weeks. On July 15, 2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on February 12, 2010. As of June 2, 2011, the company's stock (symbol "SHOEQ") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

## ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Samaritan Pharmaceuticals, Inc., Seaena, Inc., Seirios International, Inc. (f/k/a Exactly Sportswear, Inc.), Sento Corp., and Shoe Pavilion, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge